Exhibit 4.9

DATED 1st May 2004

(1)    ASAT LIMITED

(2)    TALENT FOCUS INDUSTRIES LIMITED

(3)    QPL LIMITED

SUPPLY AGREEMENT

THIS AGREEMENT is made on

BETWEEN:-

(1) ASAT LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong (“ASAT”);

(2) TALENT FOCUS INDUSTRIES LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong (“Talent Focus”); and

(3) QPL LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, HK (“QPLL”)

RECITALS:

(A) ASAT has been obtaining lead frames manufactured by Talent Focus and QPL Limited over a long period of time.

(B) The parties have agreed to set out the terms and conditions in connection with the supply of lead frames to ASAT in more detail. ASAT and the Sellers also intend to jointly develop design of Products.

IT IS AGREED AS FOLLOWS:-

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following expressions shall have the meanings set opposite them unless the context otherwise requires and terms used in this Agreement shall have the same meanings as defined in the Shared Costs and Services Agreement :-

“Agreement”	this agreement as executed by the parties hereto;

“Business Day”	a day, excluding Saturdays, when banks in Hong Kong are open for business;

“Force Majeure”	in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lock-out or other industrial action);

“HK$”	Hong Kong Dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“New Companies”	other companies to be established which will be (direct or indirect) subsidiaries or associated companies of QPL International Holdings Limited;

“Products”	lead frames, heat sinks, stiffeners, tools, spare parts and related products from time to time manufactured by the Sellers;

“QPLS”	QPL Pte Limited, a company incorporated in Singapore whose registered office is at 150 Cecil Street #09-03, AXA Life Building, Singapore 069543;

“Sellers”	QPLL, Talent Focus, QPLS and New Companies and “Seller” means any of them;

“Shared Costs and Services Agreement”	a shared costs and services agreement dated 5th October, 1999 between ASAT, QPL International Holdings Limited and QPL Limited;

“Specification”	the specification of the Products agreed in writing between the Sellers and ASAT from time to time;

2. SALE OF THE PRODUCTS

2.1 During the continuance of this Agreement, the Sellers shall be the preferred supplier of ASAT for the Products and ASAT shall purchase and the Seller shall sell such quantities of the Products as may be ordered by ASAT and confirmed by the Seller from time to time under Clauses 2.2 to 2.4, subject to the terms and conditions of this Agreement.

2.2 During the continuance of this Agreement, ASAT shall, on the first Business Day of every month, notify the Seller in writing of the estimated quantities of the Products with frame type specified necessary for its operation for the following 3 months to be delivered by the Seller to ASAT.

2.3 Upon receiving written orders from ASAT which shall specify the quantities, the type of Products and the price (the “Written Orders”), the Seller shall confirm in writing by the next Business Day following receipt of the Written Orders as to whether they accept the orders placed by ASAT (the “Written Confirmation”).

2.4 Upon the Seller giving the Written Confirmation as referred to in Clause 2.3 and in the event that the quotation is in line with the price set out in Clause 4.1 below, ASAT shall be obliged to purchase the Products for the quantity set out in the Written Confirmation.

3. DELIVERY OF PRODUCTS

3.1 Products shall be delivered by the Seller to ASAT’s warehouse in Hong Kong which is currently at 15th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong or a designated place in Hong Kong upon reasonable prior notice being given by ASAT, which shall not be less than 3 Business Days prior to the agreed date of delivery stated in the Written Confirmation as referred to in Clause 2.3 above, but the time of delivery shall not be of the essence and if the Seller is unable for any reason to fulfil any delivery of the Products due to Force Majeure (including, without limitation, shortage of raw materials or the sudden shortage of manpower beyond the control of the Seller), the Seller shall not be deemed to be in breach of this Agreement or have any liability to ASAT. In case ASAT’s operation moved to mainland China, the Seller agrees to deliver the Products to the factory of ASAT in mainland China.

3.2 ASAT shall, within 7 Business Days of the arrival of each delivery of the Products at ASAT’s premises, notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification and which should be apparent on reasonable inspection.

3.3 If ASAT fails to give such a notice then the Products shall, except in respect of any defect which is not one which should be apparent on reasonable inspection, be conclusively presumed to be in all respects in accordance with the Specification, and accordingly ASAT shall be deemed to have accepted the delivery of the Products in question and the Seller shall have no liability to ASAT with respect to that delivery.

3.4 Without prejudice to Clauses 3.2 and 3.3 above, the Seller guarantees that the Products in their unprocessed form shall be free from rust and oxidation for 6 months after the date of delivery (subject to fair wear and tear), provided that the Products are kept in the premises of ASAT and are kept under a well controlled environment with temperature and relative humidity not higher than 24 degree Celsius and 65% respectively. ASAT shall authorise the Seller to access ASAT’s premises where the Products are stored and to authorise or assist the Seller to inspect, check, test and record the status of the Products stored or the conditions of that premises.

3.5 Title to the Products shall vest in ASAT upon payment being received by the Seller pursuant to Clause 4.4.

3.6 Risk in and responsibility for the Products shall pass to ASAT once they are delivered at ASAT’s premises.

4. PRICE

4.1 In consideration of the provision of the Lead Frame Services (as defined in the Share Costs and Services Agreement), the price payable by ASAT for the Products to the Seller shall be the fair market value (as determined in accordance with Clause 4.2 below) of any lead frames or other Products (as the case may be) plus a premium (being not less than 5 per cent of the fair market price).

4.2 The fair market value as referred to in Clause 4.1 shall be mutually agreed and shall be determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry to be selected by ASAT and approved by the Sellers. In case of disagreement between the parties, the fair market value shall be determined by an independent third party expert with valuation experience in the integrated circuit market chosen by ASAT and approved by QPLL (such approval not to be unreasonably withheld or delayed) whose findings shall be binding in the absence of manifest error. Such valuation shall be carried out at least once per fiscal year or such time to be agreed by the parties. The costs and expenses of such valuation shall be borne equally between ASAT and QPLL.

4.3 The Seller shall invoice ASAT on the date of delivery in respect of all deliveries of the Products made pursuant to this Agreement. Such invoices shall be payable by ASAT within thirty (30) days from the date of each invoice. The price payable pursuant to this Clause 4 shall be inclusive of any costs of packaging, carriage and insurance of the Products.

4.4 During the continuance of this Agreement, if ASAT in the ordinary course of business obtains from a third party a written quotation relating to the purchase of lead frames or other Products (as the case may be) which is lower than or equal to the fair market value as referred to in Clause 4.2, the Seller shall have the right (but not the obligation) to choose to supply lead frames or other Products (as the case may be) to ASAT at a premium of 5% over such quotation made by such a third party to ASAT and ASAT shall purchase at such price.

5. FORCE MAJEURE

5.1 If ASAT or any of the Sellers is unable to meet its respective obligations hereunder as a result of Force Majeure, it shall promptly notify the other party of the nature and extent of the circumstances in question.

5.2 Notwithstanding any other provision of this Agreement, neither ASAT nor any of the Sellers shall be deemed to be in breach of this Agreement, or otherwise be liable to the other, for any delay in performance or the non-performance of any of its obligations under this Agreement, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation shall be extended accordingly.

6. COMMENCEMENT AND DURATION

6.1 This Agreement shall, subject to Clause 6.2, continue in force for a period of              from 1st May 2004, (the “Commencement Date”) (the “Initial Period”) and thereafter shall, subject to Clause 6.2, continue until (a) 22nd June 2005; or (b) terminated by either ASAT or the Seller by giving to the other not less than 3 calendar months’ notice (whichever is the earlier). Such notice shall only be given after the end of the Initial Period and this Agreement shall be terminated immediately after the end of that notice period.

6.2 Either ASAT or any Seller shall be entitled forthwith to terminate this Agreement with immediate effect by written notice to other if:-

6.2.1 the other party is unable to pay its debts as they fall due or a petition is presented or meeting convened for the purpose of winding up that other party or that other party enters into liquidation whether compulsorily or voluntarily or compounds with its creditors generally or has a receiver appointed over all or any part of its assets or takes or suffers any similar action in consequence of debt;

6.2.2 any receiver or officer of any court or governmental authority shall be appointed or take possession or control of any substantial part of the assets or property or control over the affairs and obligations of that other party;

6.2.3 it is or may become unlawful for that other party to perform its obligations under this Agreement;

6.2.4 that other party commits a material breach of this Agreement and fails to rectify such breach within 14 days of being required by the other party to do so;

6.2.5 that other party ceases to carry on business; or

6.2.6 any party fails to obtain (if any) all approvals required (including, without limitation, regulatory approvals) to give effect to this Agreement.

6.3 It is the intention of the parties that, unless this Agreement is terminated under Clauses 6.1 or 6.2, the parties shall commence negotiations immediately after the expiry of 30 calendar months from the Commencement Date to extend this Agreement beyond 22nd June 2005 subject to terms and conditions to be agreed between the parties.

6.4 It is also the intention of the parties that if ASAT or any of the Sellers desires to design any of the Products, it will invite the other party to participate to jointly design such Products.

7. MISCELLANEOUS

7.1 Other than Clause 7.4 below, none of the parties may assign any of their respective rights or obligations under this Agreement in whole or in part.

7.2 If any part of this Agreement is found by any court or other competent authority to be invalid, unlawful or unenforceable then such part shall be severed from the remainder of this Agreement (as the case may be), which shall continue to be valid and enforceable to the fullest extent permitted by law.

7.3 This Agreement shall be binding on and enure for the benefit of the parties and their respective successors, assigns and personal representatives (as the case may be).

7.4 ASAT acknowledges and agrees that any Seller may assign and/or novate all or any of its rights and/or obligations under this Agreement to any subsidiaries or associated companies of Talent Focus and/or QPLL and ASAT agrees to execute all further documents and do all acts and things necessary to enable such assignment and/or novation.

8. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region and the parties hereto irrevocably agree that the Courts of the Hong Kong Special Administrative Region shall have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement or any matter arising therefrom. The parties specifically disclaim the UN Convention on Contracts for the International Sale of Goods.

SIGNED by	)
)
for and on behalf of	)
ASAT LIMITED	)
in the presence of:-	)

SIGNED by	)
)
for and on behalf of	)
TALENT FOCUS INDUSTRIES LIMITED	)
in the presence of:-	)

SIGNED by	)
)
for and on behalf of	)
QPL LIMITED	)
in the presence of:-	)